UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on November 01, 2021

DATE, TIME AND PLACE: On November 01, 2021, at 9 a.m., by videoconference, the Board of Directors of the Company has met, with the attendance of all of its members.

CALL NOTICE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To elect new Officers without specific designation of the Company.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously approved the election, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2023 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers as Officers without specific designation, all with offices at Avenida Presidente Juscelino Kubitschek, n.º 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011:

(i)	Maria Teresa Mauricio da Rocha Pereira Leite, Brazilian, married, administrator, bearer of the identity card RG nº.17004145-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/ME”) under the nº 115.673.618-89;

(ii)	Andrea Marques de Almeida, Brazilian, divorced, engineer, bearer of the identity card RG nº. 07.648.624-0 DETRAN/RJ, registered with the Individual Taxpayers’ Roll (“CPF/ME”) under the nº. 014.701.357-79; and

(iii)	Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, bearer of the identity card RG nº 22.884.756-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/ME”) under the nº 252311448-86.

It was recorded in the minutes that: (i) to the elections hereby approved were recommended by the Company's Nomination and Governance Committee; and (ii) The Officers without specific designation just elected represent that they are not forbidden by law to perform the activities proper to their offices, according to the certificate filed at the Company´s headquarters, and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been sent for approval and electronic signature. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Antonio Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 1, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer